UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hubbell Incorporated
---------------------------------------------------------------------------------------------------------------------
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
---------------------------------------------------------------------------------------------------------------------
(Title of Class of Securities)

443510102
---------------------------------------------------------------------------------------------------------------------
(CUSIP Number)

Andrew McNally IV, Co-Trustee George J. Ratcliffe, Co-Trustee John Mulvihill, Co-Trustee c/o Steven M. Fast, Esq. Day Pitney LLP 75 Isham Road, Suite 300 West Hartford, CT 06107 860-313-5700

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 19, 2013
---------------------------------------------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on the following pages)

(Page 1 of 9 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 443510102
1	NAME OF REPORTING PERSON Andrew McNally IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,431
	8	SHARED VOTING POWER 3,488,460
	9	SOLE DISPOSITIVE POWER 2,431
	10	SHARED DISPOSITIVE POWER 3,488,460
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,490,891
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.70%
14	TYPE OF REPORTING PERSON IN

(Page 2 of 9 Pages)

CUSIP No. 443510102
1	NAME OF REPORTING PERSON G. Jackson Ratcliffe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,222
	8	SHARED VOTING POWER 3,488,460
	9	SOLE DISPOSITIVE POWER 83,222
	10	SHARED DISPOSITIVE POWER 3,488,460
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,571,682
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.83%
14	TYPE OF REPORTING PERSON IN

(Page 3 of 9 Pages)

CUSIP No. 443510102
1	NAME OF REPORTING PERSON John Mulvihill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,488,460
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,488,460
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,488,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.67%
14	TYPE OF REPORTING PERSON IN

(Page 4 of 9 Pages)

CUSIP No. 443510102
1	NAME OF REPORTING PERSON Richard W. Davies
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,394
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,394
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 24,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(Page 5 of 9 Pages)

Amendment No. 3 to Schedule 13D

EXPLANATORY NOTE:  This Amendment No. 3 is being filed to reflect that Richard W. Davies retired, effective July 19, 2013, as an officer of Hubbell Incorporated and therefore pursuant to the terms of the Roche Trust and the Hubbell Trust (each as defined below) effective July 19, 2013 no longer serves as a co-trustee of the Roche Trust or the Hubbell Trust and is no longer a reporting person for Schedule 13D reporting purposes.  Effective July 19, 2013, John Mulvihill, an officer of Hubbell Incorporated, became a co-trustee of the Roche Trust and of the Hubbell Trust and, as a result, is a reporting person on this Schedule 13D.

Andrew McNally IV and G. Jackson Ratcliffe continue to serve as co-trustees of the Roche Trust and of the Hubbell Trust.

Item 2. Identity and Background

(a)           John Mulvihill is a new additional filer on this Amendment No. 3 to Schedule 13D.

(b)           Mr. Mulvihill’s business address is 40 Waterview Drive, Shelton, CT 06484.

(c)           Mr. Mulvihill’s present principal employment is as an executive of Hubbell Incorporated and such employment is conducted at 40 Waterview Drive, Shelton, CT 06484.

(d)           Mr. Mulvihill has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Mulvihill has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Mulvihill is a citizen of the United States of America.

Item 5. Interest in Securities of the Issuer

The total number of shares of Class A Common Stock beneficially owned (as defined in Rule 13d-3 under the Act) by Mr. McNally, as of July 19, 2013, is 3,490,891, which is comprised of (i) 2,078,020 shares (the “Roche Trust Shares”) held as co-trustee with G. Jackson Ratcliffe and John Mulvihill under a Trust Indenture dated September 2, 1957 made by Louie E. Roche (the “Roche Trust”) as to which the co-trustees have shared voting and investment power; (ii) 1,410,440 shares (the “Hubbell Trust Shares”) held as co-trustee with G. Jackson Ratcliffe and John Mulvihill under a Trust Indenture dated August 23, 1957 made by Harvey Hubbell (the “Hubbell Trust”) as to which the co-trustees have shared voting and investment power; and (iii) 2,431 shares of which he is the record and beneficial owner. The aggregate Class A Common shares beneficially owned by Mr. McNally represent approximately 48.70% of the total outstanding shares of Class A Common Stock (based upon 7,167,506 Class A Common shares outstanding on July 15, 2013, as reported in Hubbell Incorporated's Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on July 19, 2013).

The total number of shares of Class A Common Stock beneficially owned (as defined in Rule 13d-3 under the Act) by Mr. Ratcliffe, as of July 19, 2013, is 3,571,682, which is comprised of (i) the Roche Trust Shares; (ii) the Hubbell Trust Shares; and (iii) 83,222 shares of which he is the record and beneficial owner. The aggregate Class A Common shares beneficially owned by Mr. Ratcliffe represent approximately 49.83% of the total outstanding shares of Class A Common Stock (based upon 7,167,506 Class A Common shares outstanding on July 15, 2013, as reported in Hubbell Incorporated's Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on July 19, 2013).

(Page 6 of 9 Pages)

The total number of shares of Class A Common Stock beneficially owned (as defined in Rule 13d-3 under the Act) by Mr. Mulvihill, as of July 19, 2013, is 3,488,460, which is comprised of (i) the Roche Trust Shares, and (ii) the Hubbell Trust Shares. The aggregate Class A Common shares beneficially owned by Mr. Mulvihill represent approximately 48.67% of the total outstanding shares of Class A Common Stock (based upon 7,167,506 Class A Common shares outstanding on July 15, 2013, as reported in Hubbell Incorporated's Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on July 19, 2013).  Effective July 19, 2013, Mr. Davies ceased to be the beneficial owner of more than five percent of the Class A Common shares.

The total number of shares of Class B Common Stock beneficially owned by Mr. McNally, as of July 19, 2013, is 38,576, which is comprised of 38,576 shares held as record and beneficial owner, which represents less than one percent of the total outstanding shares of Class B Common Stock.  The total number of shares of Class B Common Stock beneficially owned by Mr. Ratcliffe, as of July 19, 2013, is 171,301, which is comprised of 171,301 shares held as record and beneficial owner, which represents less than one percent of the total outstanding shares of Class B Common Stock.  The total number of shares of Class B Common Stock beneficially owned by Mr. Mulvihill, as of July 19, 2013, is 16,786, which is comprised of 16,786 shares held as record and beneficial owner, which represents less than one percent of the total outstanding shares of Class B Common Stock.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1                      Joint Filing Agreement

(Page 7 of 9 Pages)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement as to such person is true, complete, and correct.

Dated: July19, 2013
	By:	/s/ Andrew McNally IV
Andrew McNally IV

	By:	/s/ G. Jackson Ratcliffe
G. Jackson Ratcliffe

	By:	/s/ John Mulvihill
John Mulvihill

This Amendment No. 3 to Schedule 13D is being executed and filed pursuant to the Joint Filing Agreement dated November 30, 2005 attached as Exhibit 1 to Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 2, 2005, and the Joint Filing Agreement dated July19, 2013 attached as Exhibit 1 hereto.

(Page 8 of 9 Pages)

Exhibit 1
Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing, on and after the date hereof, with the Securities and Exchange Commission of the Statement on Schedule 13D and all amendments thereto (the “Schedule 13D”) to which this Agreement is attached as an exhibit, and agree that the Schedule 13D, as so filed, is filed on behalf of each of them.

Dated: July19, 2013
	By:	/s/ Andrew McNally IV
Andrew McNally IV

	By:	/s/ G. Jackson Ratcliffe
G. Jackson Ratcliffe

	By:	/s/ John Mulvihill
John Mulvihill

(Page 9 of 9 Pages)